EXHIBIT 99.1

Brookfield Asset Management Completes Acquisition Of 61.2% of Oaktree Capital Management

NEW YORK, Sept. 30, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) and Oaktree Capital Group, LLC (NYSE: OAK) (“Oaktree”) are pleased to announce the completion of Brookfield’s acquisition of approximately 61.2% of Oaktree’s business. In connection with the transaction, Brookfield acquired all of the outstanding Oaktree class A units and approximately 20% of the units of Oaktree Capital Group Holdings, L.P. (“OCGH”) held by the founders, senior management, and current and former employees of Oaktree. The purchase price per unit was, at the election of such unitholders, $49.00 in cash or 1.0770 class A shares of Brookfield (subject to proration). OCGH is the holder of all outstanding class B units of Oaktree as well as a direct interest in certain of Oaktree’s operating entities.

Oaktree class A unitholders’ and OCGH unitholders’ elections were made on a per unit basis and subject to proration such that the total consideration paid by Brookfield was 50% cash and 50% Brookfield class A shares. Based on the elections received, the share consideration was oversubscribed and former holders of class A units and participating OCGH units who elected (or were deemed to have elected) to receive share consideration with respect to all or a portion of their units will instead receive approximately 0.6173 class A shares of Brookfield and $20.92 in cash with respect to each such unit. The election results remain subject to the limitations and proration procedures described in the consent solicitation statement/ prospectus of Brookfield and Oaktree delivered to Oaktree unitholders in connection with the transaction.

The aggregate amount of cash payable to Oaktree class A unitholders and OCGH unitholders in the transaction is approximately $2.4 billion. Approximately 52.8 million class A shares of Brookfield were issued in the transaction. In connection with the closing of the transactions, Oaktree class A units were delisted from the New York Stock Exchange.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at brookfield.com.

Oaktree Capital Group, LLC is a leader among global investment managers specializing in alternative investments, with $120 billion in assets under management as of June 30, 2019. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 950 employees and offices in 18 cities worldwide. For additional information, please visit Oaktree’s website at oaktreecapital.com.

For more information, please contact:

Brookfield Asset Management Inc.	Oaktree Capital Group, LLC

Linda Northwood Investor Relations Tel: 416-359-8647 Email: linda.northwood@brookfield.com	Andrea D. Williams Communications and Investor Relations Tel: (213) 830-6483 Email: investorrelations@oaktreecapital.com

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect the current views of Brookfield and Oaktree, with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on Brookfield’s and Oaktree’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to Brookfield’s and Oaktree’s operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in Brookfield’s and Oaktree’s reports filed with securities regulators in Canada and the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Brookfield and Oaktree to terminate the definitive merger agreement between Brookfield and Oaktree; the outcome of any legal proceedings that may be instituted against Brookfield, Oaktree or their respective unitholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Brookfield’s or Oaktree’s business; a delay in closing the merger; business disruptions from the proposed merger that will harm Brookfield’s or Oaktree’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Brookfield’s or Oaktree’s ability to pursue certain business opportunities or strategic transactions; the ability of Brookfield or Oaktree to retain and hire key personnel; uncertainty as to the long-term value of the class A shares of Brookfield following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Brookfield and Oaktree operate; changes in Oaktree’s or Brookfield’s anticipated revenue and income, which are inherently volatile; changes in the value of Oaktree’s or Brookfield’s investments; the pace of Oaktree’s or Brookfield’s raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of Oaktree’s existing funds; the amount and timing of distributions on Oaktree’s preferred units and class A units; changes in Oaktree’s operating or other expenses; the degree to which Oaktree or Brookfield encounters competition; and general political, economic and market conditions.

Any forward-looking statements and information speak only as of the date of this communication or as of the date they were made, and except as required by law, neither Brookfield nor Oaktree undertakes any obligation to update forward-looking statements and information. For a more detailed discussion of these factors, also see the information under the captions “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” in the consent solicitation statement/prospectus that forms part of the Registration Statement on Form F-4 (No. 333-231335) filed with the SEC by Brookfield in connection with the proposed merger, and the captions “Business Environment and Risks” in Brookfield’s most recent report on Form 40-F for the year ended December 31, 2018, and under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Oaktree’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of Brookfield’s or Oaktree’s future filings.

This communication and its contents do not constitute and should not be construed as (a) a recommendation to buy, (b) an offer to buy or solicitation of an offer to buy, (c) an offer to sell or (d) advice in relation to, any securities of Oaktree or securities of any Oaktree investment fund.